Exhibit 23.1

Independent Auditors’ Consent

The Board of Governors of IIT
Research Institute and the Board of Directors
of Beagle Holdings, Inc.:

     We consent to the use of our report dated May 22, 2002, except as to Note 15 which is as of June 4, 2002, relating to the consolidated balance sheets of Selected Operations of IIT Research Institute as of September 30, 2000 and 2001, and the related consolidated statements of income, owner’s net investment, and cash flows for each of the years in the three-year period ended September 30, 2001, and the related consolidated financial statement schedule, and our report dated May 22, 2002, except as to Note 7 which is as of June 4, 2002, relating to the balance sheet of Beagle Holdings, Inc. as of March 15, 2002, included herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Chicago, Illinois
July 17, 2002